Exhibit 17.1

April 29, 2024

Quarta-Rad, Inc.

1201 N. Orange St., Suite 700

Wilmington, DE 19801

Dear Board:

Effective immediately, I hereby submit my resignation as a Board director and as the President of Quarta-Rad, Inc. It has been my pleasure to serve the Company and I wish it the best of success in the future. My resignation is voluntary and did not result from a disagreement with the Company on any matter relating to the Company’s operations, policies, or practices, including its controls of financial-related matters. I have read Item 5.02 of Form 8-K, dated April 29, 2024, of Quarta-Rad, Inc. and agree with the statements set forth therein.

Very truly yours,

/s/ Alexey Golovanov
Alexey Golovanov